Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Mittal Steel Company N.V.

Commission File No. of Arcelor: 082-34727

Date: April 19, 2007

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

Arcelor Mittal Announces Approval for Registration of Offer for Arcelor Brasil S.A.

Rotterdam / Luxemburg, April 18, 2007 - Arcelor Mittal today announces that, yesterday, April 17 2007, the Brazilian securities regulator ("CVM") approved the registration of Arcelor Mittal’s combined mandatory and delisting tender offer for Arcelor Brasil S.A. (“Arcelor Brasil” and "Tender Offer"), under the terms of the offer documents as filed on April 13 and April 17, 2007 by Arcelor Mittal.

Arcelor Mittal intends to publish the Tender Offer notice by April 27, 2007, the regulatory deadline to initiate the Tender Offer. Upon the publication of the Tender Offer notice, the Tender Offer will be open for a period of at least 30 but up to 45 calendar days during which investors will decide whether they will tender their Arcelor Brasil shares under the terms approved by the CVM.

Aditya Mittal, Arcelor Mittal CFO and Group Management Board member said : “We are pleased that the CVM has approved the registration of our offer and we will now proceed with the necessary steps to submit it to the shareholders of Arcelor Brasil.”

Important Information

This document constitutes neither an offer to acquire Arcelor Brasil securities nor an offer of securities in any jurisdiction. In particular, this document does not constitute an offer of securities for distribution or sale in the United States. Securities may not be offered, sold or distributed in the United States absent registration or an exemption from registration under the U.S Securities Act of 1933. Arcelor Mittal does not intend to register securities or conduct a public offering in the United States.

Any offer that may be made will be made to all holders of shares of Arcelor Brasil located in Brazil. In addition, holders of shares of Arcelor Brasil located outside of Brazil may participate in the offer on the condition that such holders are permitted to do so under the laws and regulations of the jurisdiction in which they are located.

No copy of this document has been or should be distributed or sent to the United States, Canada, Japan or Australia.

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